UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: January 29, 2007                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Centrasia Mining Corp. for the six months ended November 30, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                  NOVEMBER 30,        MAY 31,
                                                      2006             2006
                                                        $                $

                                     ASSETS

CURRENT ASSETS

Cash                                                   426,176        1,256,758
Amounts receivable                                       8,452           14,378
Prepaids                                                38,341           36,927
                                                  ------------     ------------
                                                       472,969        1,308,063

EQUIPMENT, less accumulated amortization
    of $36,133 (May 31, 2006 - $14,435)                143,066          142,975
UNPROVEN MINERAL INTERESTS (Note 4)                  1,216,733          803,386
                                                  ------------     ------------
                                                     1,832,768        2,254,424
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               199,304          155,054
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 5)                               3,748,979        3,490,004

CONTRIBUTED SURPLUS (Note 7)                           345,733          187,435

DEFICIT                                             (2,461,248)      (1,578,069)
                                                  ------------     ------------
                                                     1,633,464        2,099,370
                                                  ------------     ------------
                                                     1,832,768        2,254,424
                                                  ============     ============

SUBSEQUENT EVENTS (Note 11)


APPROVED BY THE DIRECTORS


/s/ DOUGLAS TURNBULL  , Director
----------------------
/s/ NICK DEMARE       , Director
----------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2006             2005             2006             2005
                                                        $                $                $                $

EXPENSES

Accounting and administrative                           29,600           23,575           45,900           28,845
Amortization                                            10,816            1,949           21,698            1,949
Audit                                                        -           21,524                -           21,524
Corporate development                                   51,197           13,323           62,747           13,323
Corporate finance fee                                        -           65,000                -           65,000
General exploration                                      4,504                -            6,660                -
Interest on indebtedness                                     -            1,534                -           11,532
Investor relations                                       6,800            1,250            9,300            1,250
Legal                                                   23,162            6,821           24,435           25,228
Management fees                                         17,094           19,500           27,030           30,980
Office                                                  24,189           14,738           60,802           17,977
Professional fees                                       89,250           36,247          131,950           41,114
Property due diligence                                       -                -          103,917                -
Regulatory fees                                          4,745           10,077            6,960           10,077
Rent                                                    13,805            5,697           24,740            7,872
Salaries and benefits                                   62,950           17,444          110,389           17,444
Shareholder costs                                        1,247              597            1,543              597
Stock-based compensation (Note 6)                      158,298           58,375          158,298           58,375
Transfer agent                                           7,603           15,642            9,055           15,642
Travel                                                  41,446           62,516           90,632           62,516
                                                  ------------     ------------     ------------     ------------
                                                       546,706          375,809          896,056          431,245
                                                  ------------     ------------     ------------     ------------
LOSS BEFORE OTHER ITEMS                               (546,706)        (375,809)        (896,056)        (431,245)
                                                  ------------     ------------     ------------     ------------
OTHER ITEMS

Interest income                                          3,517            3,156           10,145            3,156
Foreign exchange                                           (13)           1,181            2,732           (6,973)
                                                  ------------     ------------     ------------     ------------
                                                         3,504            4,337           12,877           (3,817)
                                                  ------------     ------------     ------------     ------------
LOSS FOR THE PERIOD                                   (543,202)        (371,472)        (883,179)        (435,062)
                                                  ============     ============     ============     ============


BASIC AND DILUTED
     LOSS PER COMMON SHARE                              $(0.03)          $(0.03)          $(0.05)          $(0.04)
                                                  ============     ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      16,904,267       13,760,120       16,754,475        9,755,752
                                                  ============     ============     ============     ============







          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)






                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2006             2005             2006             2005
                                                        $                $                $                $

DEFICIT - BEGINNING OF PERIOD                       (1,918,046)        (300,959)      (1,578,069)        (237,369)

Net liabilities of legal parent assumed at time of
     recapitalization (Note 3)                               -         (134,033)               -         (134,033)
                                                  ------------     ------------     ------------     ------------
                                                    (1,918,046)        (434,992)      (1,578,069)        (371,402)

LOSS FOR THE PERIOD                                   (543,202)        (371,472)        (883,179)        (435,062)
                                                  ------------     ------------     ------------     ------------
DEFICIT - END OF PERIOD                             (2,461,248)        (806,464)      (2,461,248)        (806,464)
                                                  ============     ============     ============     ============
















          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           NOVEMBER 30,                      NOVEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2006             2005             2006             2005
                                                        $                $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                   (543,202)        (371,472)        (883,179)        (435,062)
Adjustments for items not involving cash
    Amortization                                        10,816            1,949           21,698            1,949
    Accrued interest on indebtedness                         -           (9,998)               -                -
    Corporate finance fee                                    -           65,000                -           65,000
    Stock-based compensation                           158,298           58,375          158,298           58,375
                                                  ------------     ------------     ------------     ------------
                                                      (374,088)        (256,146)        (703,183)        (309,738)
Decrease (increase) in amounts receivable                3,210          (18,627)           5,926          (15,101)
Decrease (increase) in prepaids                          7,855           (9,889)          (1,414)         (10,614)
Increase (decrease) in accounts payable
    and accrued liabilities                             86,817         (106,656)          44,250          (62,806)
                                                  ------------     ------------     ------------     ------------
                                                      (276,206)        (391,318)        (654,421)        (398,259)
                                                  ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Cash assumed on recapitalization                             -          404,139                -          404,139
Option on BMC, prior to acquisition                          -                -                -          (84,139)
Additions to equipment                                 (19,867)         (61,391)         (21,789)         (61,391)
Additions to unproven mineral interests               (202,392)         (59,784)        (275,347)         (69,148)
                                                  ------------     ------------     ------------     ------------
                                                      (222,259)         282,964         (297,136)         189,461
                                                  ------------     ------------     ------------     ------------
FINANCING ACTIVITIES

Advances from legal parent,
    prior to recapitalization                                -                -                -           84,485
Indebtedness                                                 -          (26,443)               -          (18,125)
Issuance of common shares                              100,000        2,262,000          120,975        2,262,000
Share issue costs                                            -         (219,443)               -         (219,443)
                                                  ------------     ------------     ------------     ------------
                                                       100,000        2,016,114          120,975        2,108,917
                                                  ------------     ------------     ------------     ------------

INCREASE (DECREASE) IN CASH FOR
    THE PERIOD                                        (398,465)       1,907,760         (830,582)       1,900,119

CASH - BEGINNING OF PERIOD                             824,641           14,993        1,256,758           22,634
                                                  ------------     ------------     ------------     ------------
CASH - END OF PERIOD                                   426,176        1,922,753          426,176        1,922,753
                                                  ============     ============     ============     ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 10




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the interim consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       RECAPITALIZATION

         On September 14, 2005 (the "Effective Date"), the Company purchased all of the issued and outstanding common shares of 0724000 BC Ltd. ("724 BC") in exchange for common shares of the Company on a one-for- one basis. The transaction resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

         (ii) control of the net assets of the Company was acquired on September 14, 2005. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION (continued)

         (iii) the interim consolidated statements of operations and deficit and cash flows for the six months ended November 30, 2005,include 724 BC's results of operations and cash flows for the six months ended November 30, 2005, and the Company's results of operations and cash flows from the Effective Date.


4.       UNPROVEN MINERAL INTERESTS


                                                 NOVEMBER 30, 2006                            MAY 31, 2006
                                      ---------------------------------------   ---------------------------------------
                                      ACQUISITION   EXPLORATION                 ACQUISITION   EXPLORATION
                                         COSTS      EXPENDITURES     TOTAL         COSTS      EXPENDITURES     TOTAL
                                           $             $             $             $             $             $

         Bulakashu Gold Property          645,838       368,013     1,013,851       645,838       133,654       779,492
         Other                            138,000        64,882       202,882             -        23,894        23,894
                                      -----------   -----------   -----------   -----------   -----------   -----------
                                          783,838       432,895     1,216,733       645,838       157,548       803,386
                                      ===========   ===========   ===========   ===========   ===========   ===========

         (a) On September 24, 2004 and amended July 8, 2005, the Company entered into an option agreement (the "Marsa Option") with Marsa Gold Corp. ("Marsa") whereby Marsa granted an option to the Company to acquire a 100% interest in Bulakashu Mining company ("BMC"). In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC.

                  On January 6, 2006, the Company, Magellan Gold (BVI) Inc., BMC and Marsa entered into an option agreement (the "Bulakashu Option Agreement"), replacing the Marsa Option, whereby BMC transferred its ownership interest in the Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). As a result BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option, and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company has issued 200,000 common shares, at a fair value of $96,000, to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

                  On December 14, 2006, the Bulakashu Option Agreement was modified to extend the timing of certain of the Commitments. In order to exercise the Bulakashu Option Agreement in full, the Company has made cash payments totalling US $120,000 and is required to issue 1,025,000 common shares as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:


                                           SHARE
                  DATE                   ISSUANCES           COMMITMENTS
                                                      -------------------------
                                                          US $           $
                  Signing of agreements           -       110,000             -
                  Closing of acquisition    200,000             -             -
                  December 31, 2005               -             -       200,000
                  January 2, 2006           200,000             -             -
                  December 31, 2006         250,000       200,000             -
                  December 31, 2007         375,000     1,140,000             -
                  December 31, 2008               -       750,000             -
                                        -----------   -----------   -----------
                                          1,025,000     2,200,000       200,000
                                        ===========   ===========   ===========

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Subsequent to November 30, 2006, the Company issued 250,000 common shares to Kantanna under the Marsa Option.

                  Marsa and Kantanna are private corporations owned by a director of the Company.

         (b) On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company has issued 60,000 common shares, at a fair value of $42,000, and has until February 25, 2007, to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

                                                      -------------------------   -------------------------
         Issued:                                          NOVEMBER 30, 2006              MAY 31, 2006
                                                      -------------------------   -------------------------
                                                       NUMBER OF       AMOUNT      NUMBER OF       AMOUNT
                                                         SHARES          $           SHARES          $

         Balance, beginning of period                  16,559,017     3,490,004     3,700,100        23,111
                                                      -----------   -----------   -----------   -----------

         Adjustment of shares to reflect shares
             of the legal parent at time of
                 recapitalization                               -             -     2,101,523             -
         Issued for cash
             Private placement                                  -             -     4,375,000       875,000
             Offering                                           -             -     3,076,923     2,000,000
             Exercise of warrants                         301,250       120,975       246,603       140,100
             Exercise of agent's option                         -             -       126,974        91,421
         Reallocation from contributed surplus
             on exercise of agent's option                      -             -             -        19,046
         Issued for agent's commission                          -             -       198,556       129,061
         Issued for corporate finance fee                       -             -       100,000        65,000
         Issued for unproven mineral
             interests (Note 4)                           260,000       138,000       400,000       230,000
         Issued for indebtedness                                -             -     2,000,000       400,000
         Issued for finder's fee                                -             -       233,338        46,668
                                                      -----------   -----------   -----------   -----------
                                                          561,250       258,975    12,858,917     3,996,296
         Share issue costs incurred on
             recapitalization                                   -             -             -      (233,672)
         Share issue costs on private
             placement and offering                             -             -             -      (295,731)
                                                      -----------   -----------   -----------   -----------
                                                          561,250       258,975    12,858,917     3,466,893
                                                      -----------   -----------   -----------   -----------
         Balance, end of period                        17,120,267     3,748,979    16,559,017     3,490,004
                                                      ===========   ===========   ===========   ===========

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

         (a) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2006 and 2005, and the changes for the six months ended November 30, 2006 and 2005 is as follows:

                                                      -------------------------   -------------------------
                                                                 2006                        2005
                                                      -------------------------   -------------------------
                                                                      WEIGHTED                    WEIGHTED
                                                                       AVERAGE                     AVERAGE
                                                                      EXERCISE                    EXERCISE
                                                         NUMBER         PRICE        NUMBER         PRICE
                                                                          $                           $

                  Balance, beginning of period          7,779,623        0.48               -         -
                      Issued                                    -          -        7,962,739        0.48
                      Exercised                          (301,250)       0.40         (37,500)       0.40
                                                      -----------                 -----------
                  Balance, end of period                7,478,373        0.48       7,925,239        0.48
                                                      ===========                 ===========

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2006:

                                           EXERCISE
                     NUMBER                  PRICE            EXPIRY DATE
                                               $

                    1,640,873                 0.78            April 28, 2007
                    5,837,500                 0.40            September 14, 2007
                  -----------
                   7,478,373
                  ===========

         (b) As at November 30, 2006, an aggregate 3,626,266 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (c)      See also Notes 4 and 11.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On November 17, 2006, the Company received shareholder approval of an amendment to the Company's stock option plan (the "Plan") which allows the Company to grant a maximum number of 3,374,000 stock options.

         During the six months ended November 30, 2006, the Company granted 1,165,000 (2005 - 2,435,000) stock options to the Company's directors, employees and consultants. The stock options vest over 18 months and the Company recorded compensation expense of $158,298 (2005 - $58,375) on the vested portions.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended November 30, 2006 and 2005:

                                                  2006                  2005

         Risk-free interest rate              3.98% - 4.08%            3.21%
         Estimated volatility                      76%                  79%
         Expected life                           5 years             2.5 years
         Expected dividend yield                   0%                    0%

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The weighted average fair value of stock options granted during the period to the Company's directors, employees and consultants was $0.08 (2005 - $0.11) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at November 30, 2006 and 2005 and the changes for the six months ending on those dates is as follows:

                                        -------------------------   -------------------------
                                                   2006                        2005
                                        -------------------------   -------------------------
                                                        WEIGHTED                    WEIGHTED
                                                         AVERAGE                     AVERAGE
                                          OPTIONS       EXERCISE      OPTIONS       EXERCISE
                                        OUTSTANDING      PRICE      OUTSTANDING       PRICE
                                                           $                            $

         Balance, beginning of period     2,435,000       0.22                -         -
         Granted                            965,000       0.84        2,435,000        0.22
         Cancelled / Expired               (100,000)      0.79                -         -
                                        -----------                 -----------
         Balance, end of period           3,300,000       0.39        2,435,000        0.22
                                        ===========                 ===========

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2006:

            NUMBER            NUMBER          EXERCISE
         OUTSTANDING        EXERCISABLE         PRICE         EXPIRY DATE
                                                  $
           2,335,000         1,751,250           0.20         September 14, 2010
             200,000            50,000           1.15         February 8, 2011
             100,000            25,000           1.15         February 17, 2011
             665,000           146,250           0.70         September 14, 2011
         -----------       -----------
           3,300,000         1,972,500
         ===========       ===========


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the six months ended November 30, 2006 and 2005, is comprised of the following:

                                                          2006          2005
                                                           $             $

         Balance, beginning of period                     187,435             -
              Stock based compensation (Note 6)           158,298        58,375
                                                      -----------   -----------
         Balance, end of period                           345,733        58,375
                                                      ===========   ===========

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.       RELATED PARTY TRANSACTIONS

         During the six months ended November 30, 2006 and 2005, the Company incurred the following costs with a law firm controlled by an officer, private companies related by way of common directors and a director/officer, as follows:

                                                          2006          2005
                                                           $             $

         Management fees                                   43,350        34,500
         Legal                                             18,888        58,295
         Accounting and administrative                     45,900        28,845
         Professional fees                                 86,976        32,620
                                                      -----------   -----------
                                                          195,114       154,260
                                                      ===========   ===========

         Management fees have either been expensed to operations or capitalized to unproven mineral interests based on the nature of the expenditure.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Note 4.


9.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Central Asia and its corporate assets are located in Canada.


                                                   NOVEMBER 30, 2006
                                        ---------------------------------------
                                        IDENTIFIABLE                     NET
                                           ASSETS       REVENUES        LOSS
                                             $             $             $
         Exploration activities
             (Central Asia)               1,409,139             -      (195,003)
         Corporate (Canada)                 423,629        10,145      (688,176)
                                        -----------   -----------   -----------
                                          1,832,768        10,145      (883,179)
                                        ===========   ===========   ============


                                                      MAY 31, 2006
                                        ---------------------------------------
                                        IDENTIFIABLE                     NET
                                           ASSETS       REVENUES        LOSS
                                             $             $             $
         Exploration activities
             (Central Asia)                 985,119             -      (116,057)
         Corporate (Canada)               1,269,305        19,455    (1,090,610)
                                        -----------   -----------   -----------
                                          2,254,424        19,455    (1,206,667)
                                        ===========   ===========   ===========

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the six months ended November 30, 2006 and 2005 are as follows:

                                                                        2006          2005
                                                                         $             $

         Financing activities
             Common shares issued for corporate finance fee                   -        65,000
             Common shares issued for recapitalization costs                  -        46,668
             Common shares issued for unproven mineral interests        138,000        40,000
             Common shares issued for share issue costs                       -       129,061
             Share issue costs                                                -      (129,061)
             Common shares issued for indebtedness                            -       400,000
             Indebtedness                                                     -      (400,000)
                                                                    -----------   -----------
                                                                        138,000       151,668
                                                                    ===========   ===========

         Investing activity
             Unproven mineral interests                                (138,000)      (40,000)
                                                                    ===========   ===========

         Operating activities
             Reorganization costs                                             -       (46,668)
             Corporate finance fee                                            -       (65,000)
                                                                    -----------   -----------
                                                                              -      (111,668)
                                                                    ===========   ===========

         Other supplementary cash flow information:

                                                          2006          2005
                                                           $             $

         Interest paid in cash                                  -        37,975
                                                      ===========   ===========
         Income taxes paid in cash                              -             -
                                                      ===========   ===========


11.      SUBSEQUENT EVENTS

         Subsequent to November 30, 2006, the Company:

         (a) completed a non-brokered private placement of 4,000,000 units at a price of $0.50 per unit, for gross proceeds of $2,000,000. Each unit is comprised of a common share and one-half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at a price of $0.75 per share on or before June 20, 2008. The Company has paid $56,875 cash and issued 113,750 units as finders' fees;

         (b) issued 837,500 common shares on the exercise of warrants for $335,000; and

         (c) granted 200,000 stock options exercisable at $0.60 per share expiring December 6, 2011; and

         (d)      see also Note 4(a).

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                                                   YEAR ENDED
                                           SIX MONTHS ENDED NOVEMBER 30, 2006     MAY 31, 2006
                                        ---------------------------------------   -----------
                                         BULAKASHU       OTHER         TOTAL         TOTAL
                                             $             $             $             $


BALANCE - BEGINNING OF PERIOD               779,492        23,894       803,386             -
                                        -----------   -----------   -----------   -----------
EXPENDITURES DURING THE PERIOD

EXPLORATION COSTS
    Consultants                              11,439             -        11,439         1,644
    Drilling                                 75,346             -        75,346             -
    Exploration office                        1,764         3,118         4,882        10,815
    Field supplies                                -             -             -           873
    Fuel                                     28,175         1,270        29,445        12,951
    Geological                                9,226         4,356        13,582        73,162
    Geophysics                               35,204             -        35,204        13,333
    Laboratory and sampling                  20,776         5,682        26,458         9,552
    Mapping                                   8,088         5,603        13,691             -
    Repair and maintenance                    2,511             -         2,511         1,245
    Salaries and benefits                    34,862        19,612        54,474        30,071
    Travel                                    6,968         1,347         8,315         3,902
                                        -----------   -----------   -----------   -----------
                                            234,359        40,988       275,347       157,548
                                        -----------   -----------   -----------   -----------
ACQUISITION COSTS
    Option payment                                -             -             -        46,440
    Acquisition of BMC                            -             -             -       369,398
    Issuance of common shares                     -       138,000       138,000       230,000
                                        -----------   -----------   -----------   -----------
                                                  -       138,000       138,000       645,838
                                        -----------   -----------   -----------   -----------
                                            234,359       178,988       413,347       803,386
                                        -----------   -----------   -----------   -----------
BALANCE - END OF PERIOD                   1,013,851       202,882     1,216,733       803,386
                                        ===========   ===========   ===========   ===========

                             CENTRASIA MINING CORP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 25, 2007 and should be read in conjunction with the interim consolidated financial statements and accompanying notes for the six months ended November 30, 2006 of Centrasia Mining Corp. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia. On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis (the "Acquisition").

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

APPOINTMENT OF DIRECTOR

On December 6, 2006, Mr. Damien E. Reynolds was appointed to the board of Directors. Mr. Reynolds has an impressive track record with projects of merit around the world and also for his ability to raise capital for junior companies. He is the Chairman and Chief Executive Officer of Longview Capital Partners, a profitable global resource group. Mr. Reynolds is also the Chairman of Buffalo Gold Ltd. and the Chairman of Bayswater Uranium Corp.

EXPLORATION UPDATE

Work during the six months ended November 30, 2006 consisted largely of due diligence on two potential advanced exploration property acquisitions. This work involved senior management traveling to London, U.K. and Moscow for negotiations. Evaluation of the technical data from the potential base metal acquisition was carried out in Kostenai, Kazakhstan and data evaluation from the second potential acquisition was carried out in Bishkek, Kyrgyzstan.

Compilation of data continued on the Company's three exploration projects, Bulakashu, Kokjar and Eastern Sary Jaz in preparation for the summer field season. Field crews were mobilized to the Company's Bulakashu project in late May 2006 and the Eastern Sary Jaz project in late July 2006.

BULAKASHU PROJECT

Field crews at Bulakashu have continued to evaluate known historic gold and copper gold prospects and evaluate favourable structural targets for potential new gold prospects. To date, over 20 Au and Au/Cu showings have been identified on the property. The Company's 2006 exploration program has focused on seven of the highest priority targets including;

                           Karabulak        - Au
                           Severny          - Cu-Au Porphyry
                           Otradny          - Au
                           Altyn Masha      - Au
                           Korgontash       - Au
                           Sary Aigyr       - Cu-Au Porphyry
                           Altyn Tash       - Au

PROSPECTS IN THE KARABULAK RIVER DRAINAGE BASIN

SEVERNY PROPSECT

The Severny Prospect is a porphyry copper-gold prospect consisting of a complex of diorite, monzonite and granodiorite intruding andesitic volcanic rocks. The andesites are often metamorphosed to hornfelse and partially cap the intrusive complex. Preliminary mapping during the summer of 2006 defined a broad pattern of alteration in the host andesite and intrusive complex ranging from an outward zone of propylitic alteration expressed by chlorite, weak pyrite and epidote to an inner zone of argillic alteration typified by clay and weak sericite. Much of the copper-gold mineralization is found in the diorite porphyry, in the contacts with the andesite, in small dikes of the diorite porphyry, and along faults that cut the andesite.

This year the road to the Severny Prospect was extended giving access to the upper part of the prospect. Continuous chip samples were collected along the new road cuts where bedrock was exposed. On October 5, 2006, the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than 5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au, 7.85 g/t Au, 6.61 g/t Au and
6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. A total of 850 samples have been collected and assayed from Severny during the 2006 exploration program. Assays received range from nil to 4.5% Cu and up to 37.7 g/t Au.

Also during the summer, a 15 kilometre, dipole-dipole Induced Polarization ("I.P.") survey was completed over Severny. Results from the survey defined a large 1km by 2km conductive zone that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the survey area coincident with an area of silicification where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre.

Drilling  was  planned to start on Severny in late  October  2006  approximately
1,200 metres was budgeted to test six drill targets, based on surface mineralization and IP anomalies.

Due to the level of exploration activity in Kyrgyzstan, the Company was only able to identify one drilling company that was prepared to undertake our drill program. Due to delays on one of their previous contracts, their equipment was delayed in arriving on the project until the second week of December. Drilling commenced on December 12, 2006, on the southern flank of the Severny showing. As a result of the late start, one drill hole could be completed prior to shutting down for the holidays. The hole completed (DDH 06-06) totaled 250 metres in length and the entire length was sampled on consistent one meter intervals. Core from this hole has been split by core saw and half of the core has been submitted to Alex Stewart Laboratries of Kara Balta, Kyrgyzstan for analyses. Assays are pending at this time.

Due to severe winter and avalanche conditions on the property, it is unlikely that the Company will be able to resume the drill program before early Spring 2007.

KARABULAK PROSPECT

During the summer, an I.P. test survey totaling three line kilometres was completed over the Karabulak Prospect. The I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. In addition to the I.P. survey, an additional 52 chip samples were collected from the possible extensions to the known surface mineralization, with results ranging from nil to 1.68 g/t Au.

Drilling to test the down dip and northeast extensions of the quartz stockwork system was planned for the Fall of 2006. However, due to the late arrival of the drill contractor, the drilling budgeted for Karabulak will have to be put off until the Spring of 2007.

PROSPECTS IN THE BULAKASHU RIVER DRAINAGE BASIN

Due to the distance from the Karabulak camp, additional work in this basin will be deferred until 2007 when an exploration camp will be set-up in the Bulakashu River basin. Placer gold deposits in the Bulakashu River drainage were significantly larger than those in the Karabulak River drainage. These deposits have been exhausted but the source for them has not yet been found. Once the camp is set-up, the known gold occurrences in the basin will be examined and reconnaissance will be undertaken to identify new mineralized areas.

OTRADNY PROSPECT

Additional sampling, consisting of 140 samples was conducted in this area and new mineralization was encountered. Samples ranging from nil to one sample containing 2.23 g/t Au and 1.4 % Cu over 5 metres were collected from the northeastern extent of the mineralization.

ALTYN MASHA PROSPECT

An additional 26 samples were collected over the Altyn Masha Prospect and visible gold was evident in one outcrop but the mineralization consists of small discontinuous quartz veins in the cupola of a diorite intrusive and they are not commercially significant. The highest gold assay was 5.2 g/t Au.

KORGONTASH PROSPECT

Early reconnaissance sampling and mapping has showed this prospect to be of interest and requiring further detailed work. The eastern extension of the Korgontash Prospect returned one anomalous assay of 0.1 g/t Au, with a structural setting identical in appearance to the Karabulak Prospect with similar quartz, pyrite stockworks mineralization. More work is planned for the Korgontash Prospect next year.

SARY AIGYR PROSPECT

The Sary Aigyr Prospect is a porphyry copper gold occurrence on the crest of the Kyrgyz ridge. The deposit is in extremely rugged terrain with good outcrop exposure. Mineralization is spotty and largely confined to the contact zones of diorite porphyry and the host andesite. A total of 139 samples were collected here with results ranging from nil to 2.5 g/t Au and 0.5% Cu. The Sary Aigry Prospect is deemed to be of no commercial significance and no further work will be done here.

ALTYN TASH PROSPECT

The Altyn Tash Prospect is a gold prospect on the crest of the Kyrgyz ridge. Gold mineralization is confined to the contact zones of small syenite and diorite intrusives with the enclosing andesite. The intrusive bodies appear to be fault controlled with the shattered contact zones along the faults containing the mineralization. A total of nine samples were collected with assays ranging from nil to 10.5 g/t Au. The mineralization is spotty and therefore the Altyn Tash Prospect is not considered of commercial significance and no further work will be done here.

EASTERN SARY JAZ PROJECT

The Eastern Sary Jaz ("ESJ") Property covers 912 square kilometres of the Tien Shan gold belt in eastern Kyrgyzstan, approximately 110 kilometres east of Centerra Gold Inc.'s Kumtor Deposit. The Kumtor Deposit is hosted within Vendian age rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate, limestone and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by the Atbashi-Inylchek fault to the south. This same sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the ESJ Property. Kumtor has current reserves of 11.6 million ounces and has produced over 5 million ounces of gold to date, making it Kyrgyzstan's largest gold mine.

During the 2006 exploration program field crews discovered a series of quartz stockwork occurrences within a three kilometre long zone of altered, black pyritiferous shales of the Jetymtau Formation. The shales are capped by limestone, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. To date a total of 442 surface chip and grab samples have been collected and submitted for analyses. Analytical results received from the reconnaissance composite chip sampling of the altered zone has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu.

Based on the favorable geology and alteration observed by field crews, the Company approached Eurasian Minerals Ltd. ("Eurasian") to acquire the Turgeldy exploration license situated adjacent and contiguous to the ESJ license.

During the three months ended November 30, 2006, the Company's exploration staff completed the summer exploration program and compiled results from this work in preparation for the 2007 field program.

TURGELDY PROJECT

In August 2006, the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian. Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company has up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. If the Company exercises the Turgeldy Option, but later decides to abandon the Turgeldy Property, Eurasian retains the right to have the property title transferred back at its own expense, and with no further obligation to the Company.

The Turgeldy Property covers an area 25 square kilometres and lies immediately north of, and is contiguous to, the Company's ESJ Property. Soviet era work on the Turgeldy Property identified a tungsten skarn prospect and three, gold in stream sediment anomalies, later verified by Santa Fe Mining Company and Newmont Mining Corp. (in late 1990's).

During the three months ended November 30, 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. A total of 64 rock chip samples were collected and analyzed, only one sample from a small vein had detectable gold (85 ppb Au, 14.2 ppm Ag, and 0.57% Cu). Due to winter conditions, the 2006 exploration program at ESJ and Turgeldy has been shut down for the winter. Results from the 2006 exploration at Turgeldy will be evaluated during January 2007. The Company will base its decision to exercise the Turgeldy Option on the results of the 2006 exploration program.

KOKJAR PROJECT

In February of 2006, the Company announced that it had been granted a license to explore the Kokjar Gold Silver Project. The Kokjar Project lies within the Tien Shan metallogenic province in northern Kyrgyzstan, which is host to a number of multi-million ounce gold deposits in Kyrgyzstan, including Centerra Gold Inc.'s 11 million ounce Kumtor Deposit, Oxus Gold Plc/Kyrgyzaltyn's 2 million ounce Jerooy Gold Deposit and the 2.5 million ounce Taldybulak Levoberezhny Gold Silver deposit.

The Kokjar Property covers an area of 238 square kilometres, encompassing a metamorphosed belt of volcanic and sedimentary rocks. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area. The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. The nearest airport is 50 kilometres to the west at Cholpan Ata, the closest rail access is approximately 150 kilometres to the west at Balykchi. A small capacity power line is within 1.5 kilometres of the southern border of the property. Elevations on the property range from 2200 to 4140 metres above sea level ("ASL").

The Company has yet to receive approval for its 2006 exploration program at Kokjar and is currently in discussions with the State Agency of Geology for Kyrgyzstan in order to expedite the approval process. The State Agency of Geology for Kyrgyzstan has acknowledged that the delayed approval is beyond the Company's control and it has indicated that the Company's exploration license for Kokjar will be extended for 2007, regardless if the Company is able to complete its work commitment for 2006.

No work was completed on the Kokjar Property during the three months ended November 30, 2006,

PROPERTY DUE DILIGENCE

During the three months ended November 30, 2006, the Company continued to evaluate potential acquisitions of advanced mineral projects in Central Asia and adjacent regions that would continue to enhance shareholder value.

In May 2006, the Company signed a memorandum of understanding ("MOU") to acquire a 90% interest in two advanced stage base metal deposits, one molybdenum-tungsten and a second molybdenum-copper deposit in Kazakhstan for a cash payment of US $8.5 million. The MOU was the culmination of a process which had started in the fall of 2005, when the Company was introduced to the projects. The transaction was subject to various conditions, including entering into a formal agreement, regulatory approval and a financing.

During negotiations, the vendor did not have sufficient operating capital to maintain their operating company in Kazakhstan, which held the license for the two base metal deposits. Progress was being made during negotiations, and the Company agreed to loan the vendor US $120,000 to maintain the operating company and keep the licenses in good standing. Regardless of the outcome of the negotiations, the terms of the loan required repayment by September 2006. After a period of prolonged negotiations the Company and the vendor could not arrive at satisfactory terms for a formal agreement and the Company elected to terminate negotiations and the MOU. Due to the uncertainty of collection of the loan the Company has written-off the amount but is actively seeking repayment.

During the three months ended November 30, 2006, a number of advanced mineral properties in Russia, Georgia, Armenia and Turkey were submitted to the company for evaluation. Although these projects lie outside of Central Asia, the company believes these projects have significant merit and that the expertise of our current exploration team is well suited for these regions. As a result, the Company is actively reviewing these properties and has discussed terms of acquisition with the property vendors. As of January 12, 2007, the Company has not entered into any agreement to acquire these projects. Although the Company maintains a prospective portfolio of exploration projects in Kyrgyzstan, it will continue to seek opportunities in Central Asia and adjacent regions in order to expand our project portfolio.

SELECTED FINANCIAL DATA

The completion of the Acquisition and issuance of Company shares on purchase of $400,000 of indebtedness of 724 BC resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

(i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;
(ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and
(iii) the interim consolidated statements of operations and deficit and cash flow for the six months ended November 30, 2005, include 724 BC's results of operations and cash flows for the six months ended November 30, 2005, and the Company's results of operations and cash flows from the Effective Date.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2007                            FISCAL 2006                            FISCAL 2005
                            -----------------------   -------------------------------------------------   -----------------------

                                NOV. 30    AUG. 31    MAY 31    FEB. 28    NOV. 30   AUG. 31    MAY 31    FEB. 28
                                   $          $         $          $          $         $          $         $

                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (546,706)    (349,350)    (506,197)    (248,890)    (375,809)     (63,590)     (52,311)     (34,581)
Other Items                      3,504        9,373      (17,079)         561        4,337          Nil          Nil          Nil
Net income (loss)             (543,202)    (339,977)    (523,276)    (248,329)    (371,472)     (63,590)     (52,311)     (34,581)
Basic and diluted earnings
    (loss) per share             (0.03)       (0.02)       (0.04)       (0.02)       (0.03)       (0.02)       (0.04)       (0.02)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital (deficiency)   349,011      770,012    1,153,009    1,601,110    1,912,119     (568,593)    (495,985)    (427,327)
Total assets                 1,832,768    1,892,855    2,254,424    2,535,132    2,516,695      418,679      335,943      266,900
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil      109,160       25,000          Nil
                            -----------------------   -------------------------------------------------   -----------------------

RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Company Overiew" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, as a public company, the Company has experienced a significant increase in costs during the six months ended November 30, 2006 (the "2006 period") compared to the six months ended November 30, 2005 (the "2005 period").

During the 2006 period, the Company recorded a loss of $883,179 ($0.05 per share) compared to a loss of $435,062 ($0.04 per share) for the 2005 period. The increase in the loss in the 2006 period is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, activities relating to the Company's exploration activities of its unproven mineral properties in the Kyrgyz Republic and ongoing reviews of and due diligence conducted on potential property acquisitions in Central Asia and the impact of non-cash stock-based compensation recognition.

General and administrative expenses of $896,056 were incurred during the 2006 period, an increase of $464,811, from $431,245 in the 2005 period. Specific expenses of note during the 2006 period and the 2005 period are as follows:

     - during the 2006 period, the Company incurred accounting, management and administrative fees of $45,900 (2005 - $28,845) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;

     - during the 2006 period, the Company incurred legal fees of $24,435 (2005 - $25,228). General legal expenses were incurred in the 2006 period mainly for the preparation of the Form 20F, whereas the Company incurred significant legal expenses in the 2005 period negotiating the terms of the Acquisition;

     - during the 2006 period the Company incurred travel costs of $90,632 (2005 - $62,516) for review of potential properties in Central Asia, numerous Company site visits and the attendance of an investment conference in Frankfurt, Germany;

     - the President is paid a minimal base salary of $5,000 per month. During the 2006 period the Company incurred total management fees of $43,350 (2005 - $34,500), of which $27,030 (2005 - $30,980) has been recorded as management fees and $16,320 (2005 - $3,520) has been capitalized to unproven mineral interests;

     - expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;

     - during the 2006 period, the Company incurred corporate development expenses totalling $62,747 (2005 - $13,323) for a market awareness and promotional campaign and participation in an investment conference in Frankfurt, Germany;

     - during the 2006 period, the Company paid salaries of $110,389 (2005 - $17,444) for the administrative staff in the mining offices in the Kyrgyz Republic and Kazakhstan;

     - incurred professional fees of $131,950 (2005 - $41,114) mainly for services provided by Mr. William Tafuri (officer) and Mr. Oleg Kim (director) in the office in the Kyrgyz Republic;

     - during the 2006 period, incurred property due diligence costs of $103,917. See "Exploration Update - Property Due Diligence"; and

     - recorded $158,298 (2005 - $58,375) in non-cash stock based compensation on the vested portions of stock options granted during the 2006 period.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2006 period, the Company reported interest income of $10,145 compared to $3,156 in 2005. The increase is attributed to higher levels of cash held during the 2006 period.

During the 2006 period, the Company spent $275,347 on exploration  activities on
its  unproven  mineral   interests  mainly  on  the  Bulakashu   Property.   See
"Exploration Update" for further discussion.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at November 30, 2006, the Company had working capital of $273,665. Subsequent to November 30, 2006, the Company completed a non-brokered private placement of 4,000,000 units for gross proceeds of $2,000,000. In December 2006, the Company negotiated an extension to its spending commitment on the Bulakashu Property. As revised, the Company will now be required to spend US $1,140,000 on the Bulakashu Property by the end of 2007. The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended November 30, 2006 and 2005, the Company incurred the following costs with a law firm controlled by an officer, private companies related by way of common directors and a director/officer, as follows:

                                                          2006          2005
                                                            $             $

Management fees                                            43,350        34,500
Legal                                                      18.888        58,295
Accounting and administrative                              45,900        28,845
Professional fees                                          86,976        32,620
                                                       ----------    ----------
                                                          195,114       154,260
                                                       ==========    ==========

Management fees have either been expensed to operations or capitalized to unproven mineral interests based on the nature of the expenditure.

During the six months ended November 30, 2006, the Company issued 200,000 common shares to Kantanna as consideration for the ESJ Property and the transfer of 100% ownership of BMC to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at WWW.CENTRASIAMINING.COM and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company to purchase up to 200,000 common shares at $1.15 per share for a period of five years.

Effective September 20, 2006, the Company retained Mr. David Matousek as its Canadian investor relations representative for a monthly fee of $3,000. During the 2006 period the Company paid a total of $6,800.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 25, 2007, there were 22,321,517 issued and outstanding common shares, 180,718 agent's options at an exercise price of $0.72, 3,500,000 stock options outstanding and exercisable at exercises prices ranging from $0.20 to $1.15 per share and 8,697,748 warrants outstanding at exercise prices ranging from $0.40 to $0.78 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the six months ended November 30, 2006 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at November 30, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  January 26, 2007


/s/ DOUGLAS TURNBULL
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, Chief Financial Officer and a director of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  January 26, 2007


/s/ NICK DEMARE
-----------------------
Nick DeMare,
Chief Financial Officer